Exhibit 12
PIEDMONT NATURAL GAS COMPANY, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
For Fiscal Years Ended October 31, 2006 through 2010
(in thousands except ratio amounts)

	2010	2009	2008	2007	2006
Earnings:
Pre-tax income from continuing operations	$153,687	$169,502	$148,750	$123,547	$122,525
Distributed income of equity investees	47,094	23,986	34,158	28,228	57,410
Fixed charges	55,567	51,156	65,241	63,350	58,445

Total Adjusted Earnings	$256,348	$244,644	$248,149	$215,125	$238,380

Fixed Charges:
Interest	$53,226	$48,433	$62,763	$60,530	$55,959
Amortization of debt expense	647	789	773	746	561
One-third of rental expense	1,694	1,934	1,705	2,074	1,925

Total Fixed Charges	$55,567	$51,156	$65,241	$63,350	$58,445

Ratio of Earnings to Fixed Charges	4.61	4.78	3.80	3.40	4.08